SEI OPPORTUNITY FUND, L.P.
ASSIGNMENT AND ASSUMPTION AGREEMENT
     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (“Agreement”), effective as of September 19, 2007, is made by and between SEI Investments Global Funds Services (“Assignor”), SEI Global Services, Inc. (“Assignee”) and SEI Opportunity Fund, L.P. (“Fund”) with reference to the following Recitals.
a.	Assignor serves as the administrator to the Fund pursuant to an administration agreement between the Assignor and the Fund dated as of October 1, 2003 (the “Administration Agreement”);

b.	Assignor has agreed to assign all of its rights and delegate all of its obligations (the “Assignment”) under the Administration Agreement to Assignee, as of the date first set forth above; and

c.	Assignee has agreed, that at the time of the Assignment, to assume all rights and obligations of Assignor under the Administration Agreement.
     NOW THEREFORE, in consideration of the terms and conditions of this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:
a.	Assignor hereby grants, sells, conveys, transfers and delivers to Assignee all of Assignor’s right, title and interest in and to the Administration Agreement.

b.	Assignee hereby assumes and agrees to perform or to pay or discharge the obligations and liabilities of Assignor described in the Administration Agreement and agrees to be liable to the Fund for any default or breach of the Administration Agreement to the extent the default or breach occurs on or after the effective date of this Agreement.

c.	The Fund hereby releases Assignor from its liabilities and obligations under the Administration Agreement on or after the effective date of this Agreement and any liability or responsibility for (i) breach of the Administration Agreement by Assignee, or (ii) demands and claims made against the Fund for damages, losses or expenses incurred by the Fund on or after the effective date of this Agreement, except to the extent such demands, claims, losses, damages or expenses arise out of or result from an act or omission of Assignor prior to the date of this Agreement.

d.	This Agreement is not a waiver or estoppel with respect to any rights the Fund may have by reason of the past performance or failure to perform by Assignor.

e.	Except as provided herein, this Agreement shall not alter or modify the terms or conditions of the Administration Agreement.

f.	This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the respective parties. It is hereby acknowledged that the Fund retains all of its rights under the Administration Agreement. This Agreement shall be governed and interpreted in accordance with the law of the State of Delaware without giving effect to the conflicts of law principles thereof.
     This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed as of September 19, 2007.

SEI Investments Global Funds Services		SEI Global Services, Inc.

By:	/s/ Timothy D. Barto	By:	/s/ James Ndiaye
Name:	Timothy D. Barto	Name:	James Ndiaye
Title:	Vice President	Title:	Vice President

SEI Opportunity Fund, L.P.

By:	/s/ Michael T. Pang
Name:	Michael T. Pang
Title:	Vice President